SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 1)

                Under the Securities Exchange Act of 1934

                            The Scotts Company
                              (Name of Issuer)

                      Common Stock, without par value
                       (Title of Class of Securities)

                                810 186 106
                               (CUSIP Number)

                               Jane L. Wilton
                        Secretary & General Counsel
                           Community Funds, Inc.
                                2 Park Avenue
                          New York, New York 10016
                               (212) 686-0010

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               June 16, 1995
          (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

               Check the following box if a fee is being paid with this statement [ ].


               CUSIP No. 810 186 106

               (1)  Names of Reporting Persons:
                    S.S. or I.R.S. Identification Nos. of Above
                    Persons:

                         Community Funds, Inc.
                         13-6089923

               (2) Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)
               (b)

               (3) SEC Use Only

               (4) Source of Funds (See Instructions): 00

               (5)  Check if Disclosure of Legal Proceedings is
                    Required Pursuant to Items 2(d) or 2(e)

               (6) Citizenship or Place of Organization:  New York

               Number of Shares Beneficially Owned by Each Reporting
               Person:

               (7)  Sole Voting Power: 0
               (8)  Shared Voting Power:
               (9)  Sole Dispositive Power: 0
               (10) Shared Dispositive Power:
               (11) Aggregate Amount Beneficially Owned by Each
                    Reporting Person: 0

               (12) Check if the Aggregate Amount in Row (11) Excludes
                    Certain Shares (See Instructions)

               (13) Percent of Class Represented by Amount in Row
                    (11): 0%

               (14) Type of Reporting Person (See Instructions): CO


               Community Funds, Inc. (the "Reporting Person") hereby amends and supplements its Statement or Schedule 13D (the "Schedule 13D") filed with respect to the common stock, without par value (the "Shares") of The Scotts Company, an Ohio corporation ("Scotts"). Capitalized terms not defined herein have the meanings set forth in the Schedule 13D.

               ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                         CONSIDERATION.

               On June 16, 1995, the Reporting Person contributed
     17,186 shares of Preferred Stock and Warrants to purchase
     2,933,358 shares to the capital of the Hagedorn Partnership, L.P. (the "Partnership") in exchange for limited partnership interest units in the Partnership.

               ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               (a)  None.

               (b)  None.

               (c) Other than as set forth in Item 3 above and Item 3 of the Schedule 13D the Reporting Person has not effected any transactions in the Shares in the past sixty days.

               (d) The Reporting Person ceased to be the beneficial owner of five percent of the Shares on June 16, 1995.

                                 SIGNATURE.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   COMMUNITY FUNDS, INC.

                                   By: /s/ JANE L. WILTON
                                      Jane L. Wilton
                                      Secretary and General Counsel

     Date:  June 23, 1995